SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)
Date: January 17, 2005	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

	By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, JANUARY 17, 2005

Shell provides fourth quarter 2004 interim update

Calgary, Alberta — Shell Canada is providing the following advance information on reserve accounting and other accounting changes that the Company made in the fourth quarter of 2004:

1.	Peace River bitumen reserves

Financial Accounting Standards and Securities Exchange Commission guidelines prescribe the use of year-end prices in determining proved reserves. A combination of unusually wide heavy oil market differentials and high prices for required condensate resulted in very low values for Canadian bitumen at year-end 2004. Notwithstanding stronger bitumen values during most of 2004, adherence to the reserve reporting requirements resulted in the Company de-booking all remaining proved Peace River bitumen reserves for December 31, 2004 reporting.

This change will not have any material financial impact. The Company views Peace River as a valuable part of its overall portfolio and will continue to assess potential expansion opportunities for this project.

2.	Changes to the Long Term Incentive Plan

As previously reported, the attachment of Share Appreciation Rights (SAR’s) to existing stock options changes the basis for determining the required accounting expense for benefits under the Long Term Incentive Plan. With SAR’s, the Company’s obligation under the plan is recognized based on the market value of the Common Shares less the exercise price of outstanding options.

In the fourth quarter of 2004, SAR’s were attached to stock options previously granted but not exercised. This change resulted in an initial, non-cash charge of $71 million after-tax to fourth quarter earnings to reflect gains accrued to-date on outstanding options. In 2005 and thereafter, the Company’s obligation will be marked-to-market and charged to earnings quarterly.

3.	Long-lead project costs

Over the past several years, the Company’s share of costs to develop regulatory applications for the Mackenzie Gas Project (MGP) have been capitalized as pre-development expenditures. The Company has reviewed its accounting approach on long-lead projects that involve a degree of uncertainty in terms of the timing and realization of future benefits. Although not specifically prescribed by accounting standards, the Company has decided to write-off front-end expenditures on long-lead projects as incurred (by expensing them) until there is sufficient certainty on timing. Expenditures incurred to-date on the MGP were expensed in the fourth quarter of 2004, resulting in a non-cash charge of $32 million after-tax to earnings.

...2

The Company remains optimistic about the potential for Mackenzie Delta gas production by the end of the decade. An important milestone was reached early in the fourth quarter of 2004 with the filing of related regulatory applications.

4.	Onondaga well costs

In 2002, the Company drilled an exploration well (Onondaga B-84) in the Sable sub-basin to evaluate an earlier gas discovery in the Upper Mississauga Formation and a previously untested deeper target. Costs related to drilling the Upper Mississauga Formation were capitalized and the balance of the well cost (related to the deeper target) was written off in 2002. At present, the Company does not have a firm development plan for Onondaga and as a result has decided to write-off the portion of well costs previously capitalized. This change resulted in a non-cash charge of $15 million after-tax to fourth quarter 2004 earnings.

5.	Change in accounting estimate

Effective January 1, 2004, the Company revised its estimate of the Scotford Upgrader’s useful life to 40 years (from 30 years) based on competitor practices and the availability of adequate bitumen supplies over this longer period. This change was applied on a prospective basis. During the fourth quarter, the Company reviewed and decided to reverse this decision to achieve better alignment with amortization periods used elsewhere in Shell. This change resulted in a non-cash charge of $10 million after-tax against fourth quarter 2004 earnings.

Full operating and financial results for the fourth quarter of 2004 will be reported on January 27, 2005.

Media Inquiries:	Investor Inquiries:
Jan Rowley	Jim Fahner
Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175

Shell Canada’s reserves disclosure and related information is prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Company to present its reserves disclosure in accordance with the applicable requirements of the United States Financial Accounting Standards Board (FASB) and the United States Securities and Exchange Commission (SEC). This disclosure differs from the corresponding information required by NI 51-101. If Shell Canada had not received the decision, it would be required to disclose reserves estimates based on forecasted prices and costs and information relating to future net revenue using forecast prices and costs.

The information contained in this press release includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuation, commercial negotiations or other technical and economic factors.